Suite 1509 15/F Jardine House 1 Connaught Place Central, Hong Kong Phone: 852-3972-4955 Fax: 852-3972-4999 Website: www.wsgr.com	香港中環 康樂廣場一號 怡和大廈15樓 1509室 電話: 852-3972-4955 傳真: 852-3972-4999 網址: www.wsgr.com

Confidential

November 5, 2021

Mr. Alexandra Barone

Mr. Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BIT Mining Limited (CIK No. 0001517496)
Response to the Staff’s Comments on
Amendment No.2 to the Registration Statement on Form F-3 (Registration No. 333-258329) Filed on September 17, 2021

Dear Mr. Barone and Mr. Kauten,

On behalf of our client, BIT Mining Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 26, 2021 on the Company’s Amendment No.2 to the Registration Statement on Form F-3 (Registration No. 333-258329) filed with the Commission on September 17, 2021 (the “Amendment No.2”). Concurrently with the submission of this letter, the Company is filing with the Commission Amendment No.3 to the Registration Statement (the “Amendment No.3”) and certain exhibits via EDGAR to for Staff’s review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No.3, marked to show changes to the Amendment No.2, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.3 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.3.

Wilson Sonsini Goodrich & Rosati

威爾遜‧桑西尼‧古奇‧羅沙迪律師事務所

Partners 合夥人: Weiheng Chen 陳煒恒, Dan Ouyang 歐陽丹*, Wanda Woo 胡芷筠, Winfield Lau 劉泳暉

*Not Resident in Hong Kong

austin   beijing   boston   brussels   hong kong   london   los angeles   new york   palo alto
san diego   san francisco   seattle   shanghai   washington, dc   wilmington, de

Cover Page

1.	Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization and state whether any transfers, dividends, or distributions have been made to date. Similarly, please expand your disclosure in the prospectus summary to provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between you and your subsidiaries, and the direction of the transfer. Quantify any dividends or distributions that a subsidiary has made to you and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses to the parent company and U.S. investors.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and on pages 9, 10 and 19 of the Amendment No.3.

***

If you have any questions regarding the Amendment No. 3 to Registration Statement, please contact us via e-mail at rblake@wsgr.com and keli@wsgr.com.

Very truly yours,

/s/ Weiheng Chen
Weiheng Chen

Enclosures

cc:

Xianfeng Yang, Chief Executive Officer, BIT Mining Limited

Richard C. Blake, Wilson Sonsini Goodrich & Rosati, Professional Corporation